COMPASS GROUP

By Air Mail

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W
Washington, D.C. 20549
United States

SUPPL

1 April 2009

Dear Sir/Madam

Re: Compass Group PLC (Exemption Number 82-5161) - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

On behalf of Compass Group Plc, a public limited company incorporated under the laws of England and Wales, we herewith submit the following information to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the ***Exchange Act***).

I NEWS RELEASES

1. Notification from Compass Group PLC relating to Jockey Club Racecourses catering deal with Compass Group UK& Ireland (March 16, 2009).

2. Notification from Compass Group PLC relating to Trading Update (March 31, 2009).

II DISCLOSURE OF NOTIFIABLE EVENTS AND OTHER COMMUNICATIONS FILED WITH REGULATORY NEWS SERVICE (RNS) PROVIDED BY THE LONDON STOCK EXCHANGE

1. Notification from Compass Group PLC relating to the Total Voting Rights and Capital as at 28 February 2009, in accordance with the Disclosure and Transparency Rules (March 2, 2009).

2. Notification from Compass Group PLC relating to the purchase of 75,000 of its own shares for cancellation (March 2, 2009).

3. Notification from Compass Group PLC relating to a Director/PDMR shareholding (Tim Parker) (March 3, 2009).

4. Notification from Compass Group PLC relating to the purchase of 75,000 of its own shares for cancellation (March 3, 2009).

5. Notification from Compass Group PLC relating to the purchase of 75,000 of its own shares for cancellation (March 4, 2009).

COMPASS GROUP

6. Notification from Compass Group PLC relating to the purchase of 75,000 of its own shares for cancellation (March 5, 2009).

7. Notification from Compass Group PLC relating to the purchase of 75,000 of its own shares for cancellation (March 6, 2009).

8. Notification from Compass Group PLC relating to the purchase of 75,000 of its own shares for cancellation (March 9, 2009).

9. Notification from Compass Group PLC relating to the purchase of 75,000 of its own shares for cancellation (March 10, 2009).

10. Notification from Compass Group PLC relating to the purchase of 75,000 of its own shares for cancellation (March 11, 2009).

11. Notification from Compass Group PLC relating to the purchase of 75,000 of its own shares for cancellation (March 12, 2009).

12. Notification from Compass Group PLC relating to the purchase of 75,000 of its own shares for cancellation (March 13, 2009).

13. Notification from Compass Group PLC relating to the purchase of 75,000 of its own shares for cancellation (March 16, 2009).

14. Notification from Compass Group PLC relating to the purchase of 75,000 of its own shares for cancellation (March 17, 2009).

15. Notification from Compass Group PLC relating to the purchase of 75,000 of its own shares for cancellation (March 18, 2009).

16. Notification from Compass Group PLC relating to the purchase of 75,000 of its own shares for cancellation (March 19, 2009).

17. Notification from Compass Group PLC relating to the purchase of 75,000 of its own shares for cancellation (March 20, 2009).

18. Notification from Compass Group PLC relating to the purchase of 75,000 of its own shares for cancellation (March 23, 2009).

19. Notification from Compass Group PLC relating to the purchase of 75,000 of its own shares for cancellation (March 24, 2009).

20. Notification from Compass Group PLC relating to the purchase of 75,000 of its own shares for cancellation (March 25, 2009).

COMPASS
GROUP

21. Notification from Compass Group PLC relating to the purchase of 75,000 of its own shares for cancellation (March 26, 2009).

22. Notification from Compass Group PLC relating to the purchase of 75,000 of its own shares for cancellation (March 27, 2009).

23. Notification from Compass Group PLC relating to its Trading Update.

III REPORTS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

1. None this period.

IV INFORMATION FILED AT COMPANIES HOUSE IN THE UNITED KINGDOM

1. Companies Form 169 – Return by a company purchasing 225,000 of its own shares for cancellation (February 24, 2009).

2. Companies Form 169 – Return by a company purchasing 225,000 of its own shares for cancellation (February 24, 2009).

3. Companies Form No. 88(2) – Return of allotment of 67,994 shares (February 28, 2009).

4. Companies Form 169 – Return by a company purchasing 225,000 of its own shares for cancellation (March 3, 2009).

5. Companies Form 169 – Return by a company purchasing 225,000 of its own shares for cancellation (March 3, 2009).

6. Companies Form 169 – Return by a company purchasing 225,000 of its own shares for cancellation (March 5, 2009).

7. Companies Form 169 – Return by a company purchasing 225,000 of its own shares for cancellation (March 5, 2009).

8. Companies Form No. 88(2) – Return of allotment of 11,200 shares (March 10, 2009).

9. Companies Form No. 88(2) – Return of allotment of 21,359 shares (March 13, 2009).

10. Companies Form No.169 – Return by a company purchasing 225,000 of its own shares for cancellation (March 13, 2009).

11. Companies Form No.169 – Return by a company purchasing 225,000 of its own shares for cancellation (March 13, 2009).

COMPASS
GROUP

12. Companies Form No. 88(2) – Return of allotment of 51,725 shares (March 20, 2009).

13. Companies Form No.169 – Return by a company purchasing 225,000 of its own shares for cancellation (March 23, 2009).

14. Companies Form No.169 – Return by a company purchasing 225,000 of its own shares for cancellation (March 23, 2009).

Please note that the information set forth in this letter and the information enclosed herewith are being furnished on behalf of Compass Group PLC under subparagraph (b)(1)(i) of Rule 12g3-2 with the understanding that (i) the information will not be deemed filed with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (ii) neither this letter nor the furnishing of the information constitutes an admission for any purpose that Compass Group PLC is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the undersigned on +44 (0)1932 574192.

Yours faithfully

Carol A Lancefield
Assistant Company Secretary
Encs.

COMPASS
GROUP

82-5161

I NEWS RELEASES

JOCKEY CLUB RACECOURSES

COMPASS GROUP

Jockey Club Racecourses sign landmark catering deal with Compass Group UK & Ireland

Monday 16th March 2009

Jockey Club Racecourses are delighted to announce that Compass UK & Ireland will be its partner in a catering deal worth a projected £500 million in revenue over a ten year period.

Jockey Club Racecourses stage many of the key events in the British sporting calendar, including the Cheltenham Festival, the Aintree Grand National meeting and the Derby at Epsom. The group stages 350 fixtures a year, drawing crowds in excess of 1.8m, as well as hosting thousands of events on non race days at its 14 courses spread across the country.

Before the announcement of the landmark deal, Compass catered at Aintree, Cheltenham, Newmarket and Warwick, but following today's announcement they will also take the reins at Carlisle, Epsom Downs, Exeter, Haydock Park, Huntingdon, Kempton Park, Market Rasen, Nottingham, Sandown Park and Wincanton.

Simon Bazalgette, Chief Executive of the Jockey Club and Chairman of Jockey Club Racecourses, said: "We are very excited at the prospect of working in partnership with Compass UK & Ireland. This ten year deal represents a fantastic opportunity for both parties to invest in the future and to provide improved standards of service across all aspects of our catering output, which will be appreciated by all of our customers.

"Today's announcement is the culmination of a long term strategic objective of Jockey Club Racecourses to bring together the assets we hold within the group so that we may optimise their leverage in negotiating an improved catering deal. In order to do so we needed to bring our various existing contracts to a co-terminus conclusion before embarking on what, unsurprisingly, was a very competitive tender process.

"One of the group's great strengths is its diversity and we have been careful to ensure all of our courses, both the larger and smaller ones, retain their individuality. Indeed, built into the deal is a commitment from Compass Group UK & Ireland to work with regional suppliers, support local produce and continue to serve the dishes that are unique to the respective courses."

Compass Sports and Leisure is the market leader in the UK in this field, and provides innovative and flexible solution to clients, and has a rich heritage in providing catering at racecourses.

Matthew Thompson, Managing Director of Compass Group UK & Ireland's Sports and Leisure business said: "We are delighted by today's announcement which demonstrates our ability to deliver national innovative solutions in the sporting arena and be a trusted partner in our clients' business. This is a great and prestigious win for the team, and an important move for both us and Jockey Club Racecourses."

The ten year deal gets underway across the group on 1st July 2009. It will be subject to review at various stages and as part of the contract both parties have undertaken to meet a range of targets. Lord Daresbury, Chairman of Aintree Racecourse, will chair the board with representatives from both partners tasked with the role of monitoring progress.

Lord Daresbury said: "I am delighted to have been asked to chair the Jockey Club Catering Board, which is the key driving force of this partnership with Compass Group UK & Ireland. Catering plays a central part in all the activities – raceday and non-raceday – which take place at our racecourses and I look forward to overseeing the improvements in standards of service and quality, together with ensuring ongoing innovation in the product so as to constantly upgrade our competitive position.

"Our objective is to create Jockey Club Catering as the quality flagship against which all outdoor events and sports catering is measured."

Andrew Gould, the Jockey Club's Finance and Commercial Director, led the negotiations on behalf of Jockey Club Racecourses, he added: "There are many benefits to entering into our partnership with Compass Group UK & Ireland, above and beyond the commercial incentives to work together for improved results. The deal enables us to invest in upgrading catering facilities across the group, including a greater focus on public catering as well as hospitality areas.

"The alignment of our commercial interests with Compass, through the partnership arrangement, will facilitate much greater operational and financial efficiencies. It will also undoubtedly be to the advantage of our courses and our customers that we will be working with a dedicated catering team."

For further information contact:

John Maxse, Jockey Club Racecourses – 020 7189 3895
Chris King, Compass Group - 01932 573116.

Notes for Editors:

About Jockey Club Racecourses

Jockey Club Racecourses is part of the Jockey Club family. The Club's trustee ownership ensures that the group's profits are re-invested into racing.

Jockey Club Racecourses comprises a diverse portfolio of 14 courses. Major events and races staged at Jockey Club Racecourses include the Cheltenham Festival, the John Smith's Grand National as well as four of the five Classics, including the Derby.

Because of the Jockey Club's unique experience and heritage and the strength of the Group today, Jockey Club Racecourses are able to successfully deliver competitive and best-of-class horse racing; maximising profit and re-investing in the future to ensure the long-term and sustainable success of the business.

About Compass Sports and Leisure

Compass Group's experience in catering in the leisure sector can be traced back over 100 years and we have built an enviable reputation. Our specialist teams operate at many of the leading venues in the UK from sports stadia and conference centres, and buildings of cultural and historical importance.

We provide our expertise to venue and event owners through specialised operating companies in six key sectors:

- Horse racing
- Motorsport
- Stadia and arena
- Exhibition and conference centres
- Arts, performance, unusual and historic venues
- Events and outside catering

Compass Sports & Leisure is part of Compass Group, the world's leading foodservice company. We specialise in providing food, vending and related services on our clients' premises and we generate annual revenues of around £11billion in the year to 30 September 2008. The company operates across the following core sectors of Business and Industry (B&I), Defence, Offshore & Remote Site, Healthcare, Education, Sports & Leisure and Vending with an established brand portfolio.

For more information visit www.compass-group.com

COMPASS GROUP

31 March 2009

Compass Group PLC
Trading Update

This statement updates investors on the Group's progress in the current year, ahead of the announcement on 13 May 2009 of its half year results for the six months to 31 March 2009.

Group

Compass has had a positive first half with profitability running well ahead of expectations.

Organic revenue growth, which is the combination of net new business and like for like revenue growth, is expected to be around 2.5% for the first half and constant currency revenue growth, including acquisitions, around 3%. Encouragingly, the level of new business wins in all sectors has remained strong, consistent with last year. As expected, like-for-like revenue has continued to weaken in parts of the Business & Industry (B&I) and Sports & Leisure sectors, as volumes have been affected by reduced levels of employment and lower levels of client discretionary spend. However, like-for-like revenue in the Education, Healthcare and Remote Site sectors has continued to perform well.

Our ability to flex our largely variable cost base has enabled us to manage our costs in line with the changes in demand. Furthermore, the continued focus on the MAP framework is helping us to deliver incremental efficiency gains in each of our major unit costs; food, labour and overhead. We have also continued to deliver savings in above-unit costs. In the first six months to 31 March 2009, we are therefore expecting an operating margin improvement of around 50 basis points with all four geographic segments contributing to this strong performance. Cash flow conversion remains at high levels.

In addition, we expect an overall favourable impact of around £70 million on operating profit from the movement of our key currencies for the six months to 31 March 2009, compared with the same period last year – translating the profits of last year to this year's first half actual exchange rates. The combination of margin improvement and the favourable currency translation impact is expected to result in first half growth in underlying earnings per share of over 30%.

North America

In North America we have had a good first half, benefiting from strong revenue and profit performances in our significant Healthcare and Education businesses. We continue to win good quality new business, including in the first half new contracts with the University of Maryland Baltimore County and Eastern Connecticut State University. In B&I we have seen a reduction in like-for-like volumes, but with good levels of net new business we expect to deliver organic revenue growth of around 3%. Careful management of variable costs should result in a good improvement in overall operating profit. In Sports & Leisure we are seeing a reduction in like-for-like volumes, but again expect to achieve an improvement in operating profit.

Overall, we expect good organic revenue growth of around 4-5% and a further operating margin improvement of around 40 basis points in the first half.

Continental Europe

The picture in Continental Europe is mixed. The B&I businesses in Italy, Germany and parts of Eastern Europe have been affected by the slowdown in the automotive and related industries. The impact of the Christmas / New Year holiday period was particularly pronounced with many large clients introducing extended closures compared with the same period last year. Our Healthcare businesses in France, Belgium and Portugal are all performing well and the oil and gas related business in the Nordic region continues to deliver strong organic revenue growth. Across all areas new business remains encouraging and in the first half we have won an exciting new multi-service contract at Electrolux's Head Office in Sweden and extended our relationship with Shell providing multi-services across several new countries.

Overall, we expect constant currency revenues to be broadly level with last year. The continued focus on cost efficiency however, should enable us to deliver an improvement in operating margin of around 20 basis points in the first half.

UK

The UK is performing well in a difficult environment. In the B&I and Sports & Leisure sectors, like-for-like volumes are lower than last year. Again, we experienced extended Christmas / New Year closures and also lost some significant revenues due to the bad weather in February. However, like for like revenues in Healthcare, Education and the Defence and Offshore businesses remain strong. Although we have seen some additional site closures in the B&I sector, we are continuing to win new business in all sectors at similar levels to last year. In the first half we have extended our relationship with the National Grid to provide multi-service business and we have recently announced a landmark deal with the Jockey Club to provide foodservices at all 14 of their racecourses.

Overall, we expect revenues to be around 4% lower than last year. The extensive re-structuring of this business over the past two years has enabled us to significantly improve the efficiency of our operations and, despite the difficult economic conditions, we expect to deliver increased operating profit and around 40 basis points of operating margin improvement in the first half.

Rest of the World

In the Rest of the World geographic segment we continue to see very good levels of new business, including in the first half a new contract with Google in Australia and extended our relationship with Wal-Mart in Brazil. The Defence, Offshore and Remote businesses are continuing to perform well as we are benefiting from the better management focus on a smaller number of countries, where we are typically aligned with large and established corporates. Our business in Australia continues to perform well and in Japan we continue to make good progress on improving its operating margins.

We expect organic revenue growth in the first half of around 5%, with an improvement in operating margin of around 70 basis points.

Overheads

Across the entire organisation we are continuing to drive further efficiencies in our above-unit overheads. We have taken extensive actions in the first half and would therefore expect a benefit to flow through in the second half with a further absolute saving in the overheads.

Acquisitions

Since 1 October 2008, we have committed to spend a total of approximately £110m on acquisitions. We have considerably strengthened our ability to offer support services in two key markets, the US and Germany, through the acquisitions of KIMCO for £52m and Plural for £25m. Furthermore, we have continued to expand our foodservice capability in Germany through the acquisition of LPS for a consideration of up to £4m. In the UK, the acquisition of McColls food and retail outlets within UK hospitals for a consideration of up to £19m builds on our ambition to provide additional services to our core markets. We now own 100% of our business in Japan, through the acquisition of the remaining 5% of shares for a cost of £11m.

Full Year Outlook

Against the background of an increasingly difficult economic environment in most of our key countries, we have made good progress in the first half.

Whilst we are expecting economic conditions to remain challenging through the rest of the year, we are confident that our business model will continue to deliver. We have good visibility in our pipeline and as such we are confident in our continued ability to generate new business. Indeed, in times of economic uncertainty, outsourcing is an attractive option. The Group benefits from a very broad spread of business; geographically across 55 countries, across clients, and across multiple sectors and sub sectors. In addition, we have considerable flexibility in the cost base which gives us the ability and capacity to deliver further cost savings. The strength of our cash flow and balance sheet gives us a sound platform from which we will continue to invest in growing the business.

Note to Editors:

(a) Compass Group is the world's largest foodservice company with annual revenues in 2008 of over £11 billion operating in 55 countries. For more information visit www.compass-group.com

(b) MAP (Management and Performance) is a simple, but clearly defined Group operating framework. MAP focuses on five key value drivers, enabling the businesses to deliver disciplined, profitable growth with the focus more on organic growth and like for like growth.

The five key value drivers are:

MAP 1: Client sales and marketing
MAP 2: Consumer sales and marketing
MAP 3: Cost of food
MAP 4: Unit costs
MAP 5: Above unit overheads

(c) Organic revenue growth, a term used throughout the announcement, is calculated by adjusting for acquisitions (excluding current period acquisitions and including a full period in respect of prior period acquisitions), disposals (excluded from both periods) and exchange rate movements (translating the prior period at current period exchange rates) and compares the current period results against the prior period.

(d) Operating profit, a term used throughout this announcement, includes share of profit of associates and is wholly consistent with the presentation in the Group's 2008 Annual Report and Accounts.

(e) This Press Release contains forward looking statements within the meaning of Section 27A of the Securities Act 1933, as amended, and Section 21E of the Securities Exchange Act 1934, as amended. These statements are subject to a number of risks and uncertainties and actual results and events could differ materially from those currently being anticipated as reflected in such forward looking statements. The terms 'expect', 'should be', 'will be', 'is likely to' and similar expressions identify forward looking statements. Factors which may cause future outcomes to differ from those foreseen in forward looking statements include, but are not limited to: general economic conditions and business conditions in Compass Group's markets; exchange rate fluctuations; customers' and clients' acceptance of its products and services; the actions of competitors; and legislative, fiscal and regulatory developments.

A copy of this release, together with all other recent announcements can be found on Compass Group's website at www.compass-group.com. Copies of the presentation given to institutional investors and analysts are also available at this site.

Enquiries:

Investors / Analysts	Andrew Martin / Sarah John	+44 (0) 1932 573000
Media	Chris King	+44 (0) 1932 573116

Website: www.compass-group.com

COMPASS
GROUP

82-5161

II DISCLOSURE OF NOTIFIABLE EVENTS AND OTHER COMMUNICATIONS FILED WITH REGULATORY NEWS SERVICE (RNS) PROVIDED BY THE LONDON STOCK EXCHANGE

82-5161

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Company	Compass Group PLC
TIDM	CPG
Headline	Total Voting Rights
Released	15:18 02-Mar-09
Number	1500O15

RNS Number : 1500O
Compass Group PLC
02 March 2009

**COMPASS GROUP PLC:
TOTAL VOTING RIGHTS AND CAPITAL AS AT 28 FEBRUARY 2009**

In accordance with its obligations under rule 5.6.1. of the Disclosure and Transparency Rules, Compass Group PLC confirms that as at 28 February 2009 its issued share capital consists of 1,848,110,482 ordinary shares of 10 pence each. The total number of voting rights in respect of these ordinary shares is 1,848,110,482, each ordinary share having one vote. Compass Group PLC does not hold any ordinary shares in treasury.

In addition, Compass Group PLC has entered into a level 1 American Depositary Receipt Programme, under which ordinary shares of 10 pence each are traded in the form of American Depositary Shares on the New York Stock Exchange. The ordinary shares of 10 pence each traded in the form of American Depositary Shares are included within the total set out above.

The above figure 1,848,110,482 may be used by shareholders as the denominator for the calculation by which they will determine whether they are required to notify their interest in, or a change to their interest in, Compass Group PLC under the FSA's Disclosure and Transparency Rules.

82-5161

For further information, contact:
M J White Tel: +44 1932 573000

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	16:51 02-Mar-09
Number	1683O16

RNS Number : 1683O
Compass Group PLC
02 March 2009

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 2 March 2009 it purchased for cancellation 75,000 ordinary shares at a price of 309.1600 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Director/PDMR Shareholding
Released	17:00 03-Mar-09
Number	2596O17

RNS Number : 2596O
Compass Group PLC
03 March 2009

COMPASS GROUP PLC: DIRECTOR/PDMR SHAREHOLDING

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

Compass Group PLC ("the Company") notifies the following purchase of ordinary shares of 10 pence each in the share capital of the Company ("Shares") made by a director under the Company's Dividend Reinvestment Plan in respect of the final dividend for the year ended 30 September 2008, which was paid on 2 March 2009.

Director's Name	Number of Shares purchased on 2 March 2009	Purchase price per Share in pence
Tim Parker	529	311.22

Tim Parker's beneficial holding has been increased as a result of this purchase to 21,407 Shares (0.00115% of the issued share capital).

Enquiries:

Mark J White, General Counsel and Company Secretary
Compass Group PLC
Tel: +44 (0)1932 573000

Compass Group is the world's leading foodservice company. We specialise in providing food, vending and related services on our clients' premises and we generated annual revenues of around £11 billion in the year to 30 September 2008. The company operates across the following core sectors of Business and Industry (B&I), Defence, Offshore & Remote Site, Healthcare, Education, Sports & Leisure and Vending with an established brand portfolio. For more information visit www.compass-group.com.

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:03 03-Mar-09
Number	2601O17

RNS Number : 2601O
Compass Group PLC
03 March 2009

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 3 March 2009 it purchased for cancellation 75,000 ordinary shares at a price of 297.15 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC
01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares.
Released	16:51 04-Mar-09
Number	3356O16

RNS Number : 3356O
Compass Group PLC
04 March 2009

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 4 March 2009 it purchased for cancellation 75,000 ordinary shares at a price of 292.30 pence per share from Morgan Stanley.

Enquiries

Justin Besley   Compass Group PLC   01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	16:51 05-Mar-09
Number	4132O16

RNS Number : 4132O
Compass Group PLC
05 March 2009

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 5 March 2009 it purchased for cancellation 75,000 ordinary shares at a price of 284.81 pence per share from Morgan Stanley.

Enquiries

Justin Besley   Compass Group PLC   01932 573 000

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TIDM	CPG
Headline	Transaction in Own Shares
Released	17:04 06-Mar-09
Number	4918O17

RNS Number : 4918O
Compass Group PLC
06 March 2009

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 6 March 2009 it purchased for cancellation 75,000 ordinary shares at a price of 287.20 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

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TIDM	CPG
Headline	Transaction in Own Shares
Released	17:14 09-Mar-09
Number	5751O17

RNS Number : 5751O
Compass Group PLC
09 March 2009

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 9 March 2009 it purchased for cancellation 75,000 ordinary shares at a price of 292.47 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

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TIDM	CPG
Headline	Transaction in Own Shares
Released	17:05 10-Mar-09
Number	6439O17

RNS Number : 6439O
Compass Group PLC
10 March 2009

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 10 March 2009 it purchased for cancellation 75,000 ordinary shares at a price of 297.60 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

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RECEIVED
2009 APR 13 P 12:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:06 11-Mar-09
Number	7192O17

RNS Number : 7192O
Compass Group PLC
11 March 2009

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 11 March 2009 it purchased for cancellation 75,000 ordinary shares at a price of 306.27 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

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TIDM	CPG
Headline	Transaction in Own Shares
Released	16:58 12-Mar-09
Number	7903O16

RNS Number : 7903O
Compass Group PLC
12 March 2009

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 12 March 2009 it purchased for cancellation 75,000 ordinary shares at a price of 300.63 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	16:47 13-Mar-09
Number	8646O16

RNS Number : 8646O
Compass Group PLC
13 March 2009

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 13 March 2009 it purchased for cancellation 75,000 ordinary shares at a price of 307.78 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC
01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:23 16-Mar-09
Number	9493O17

RNS Number : 9493O
Compass Group PLC
16 March 2009

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 16 March 2009 it purchased for cancellation 75,000 ordinary shares at a price of 315.05 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:11 17-Mar-09
Number	0128P17

RNS Number : 0128P
Compass Group PLC
17 March 2009

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 17 March 2009 it purchased for cancellation 75,000 ordinary shares at a price of 302.83 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

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82-5161

Regulatory Announcement

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	16:56 18-Mar-09
Number	0950P16

RNS Number : 0950P
Compass Group PLC
18 March 2009

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 18 March 2009 it purchased for cancellation 75,000 ordinary shares at a price of 302.28 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:12 19-Mar-09
Number	1732P17

RNS Number : 1732P
Compass Group PLC
19 March 2009

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 19 March 2009 it purchased for cancellation 75,000 ordinary shares at a price of 292.89 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:15 20-Mar-09
Number	2537P17

RNS Number : 2537P
Compass Group PLC
20 March 2009

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 20 March 2009 it purchased for cancellation 75,000 ordinary shares at a price of 293.61 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

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82-5161

Regulatory Announcement

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:10 23-Mar-09
Number	3325P17

RNS Number : 3325P
Compass Group PLC
23 March 2009

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 23 March 2009 it purchased for cancellation 75,000 ordinary shares at a price of 290.48 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:39 24-Mar-09
Number	4163P17

RNS Number : 4163P
Compass Group PLC
24 March 2009

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 24 March 2009 it purchased for cancellation 75,000 ordinary shares at a price of 295.40 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	16:55 25-Mar-09
Number	4925P16

RNS Number : 4925P
Compass Group PLC
25 March 2009

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 25 March 2009 it purchased for cancellation 75,000 ordinary shares at a price of 297.87 pence per share from Morgan Stanley.

Enquiries

Justin Besley   Compass Group PLC   01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	16:56 26-Mar-09
Number	5711P16

RNS Number : 5711P
Compass Group PLC
26 March 2009

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 26 March 2009 it purchased for cancellation 75,000 ordinary shares at a price of 295.26 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	16:55 27-Mar-09
Number	6545P16

RNS Number : 6545P
Compass Group PLC
27 March 2009

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 27 March 2009 it purchased for cancellation 75,000 ordinary shares at a price of 299.52 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

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82-5161

82-5161

Regulatory Announcement

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Company	Compass Group PLC
TIDM	CPG
Headline	Trading Statement
Released	07:00 31-Mar-09
Number	7625P07

RNS Number : 7625P
Compass Group PLC
31 March 2009

31 March 2009

Compass Group PLC
Trading Update

This statement updates investors on the Group's progress in the current year, ahead of the announcement on 13 May 2009 of its half year results for the six months to 31 March 2009.

Group

Compass has had a positive first half with profitability running well ahead of expectations.

Organic revenue growth, which is the combination of net new business and like for like revenue growth, is expected to be around 2.5% for the first half and constant currency revenue growth, including acquisitions, around 3%. Encouragingly, the level of new business wins in all sectors has remained strong, consistent with last year. As expected, like-for-like revenue has continued to weaken in parts of the Business & Industry (B&I) and Sports & Leisure sectors, as volumes have been affected by reduced levels of employment and lower levels of client discretionary spend. However, like-for-like revenue in the Education, Healthcare and Remote Site sectors has continued to perform well.

Our ability to flex our largely variable cost base has enabled us to manage our costs in line with the changes in demand. Furthermore, the continued

82-5161

focus on the MAP framework is helping us to deliver incremental efficiency gains in each of our major unit costs; food, labour and overhead. We have also continued to deliver savings in above-unit costs. In the first six months to 31 March 2009, we are therefore expecting an operating margin improvement of around 50 basis points with all four geographic segments contributing to this strong performance. Cash flow conversion remains at high levels.

In addition, we expect an overall favourable impact of around £70 million on operating profit from the movement of our key currencies for the six months to 31 March 2009, compared with the same period last year - translating the profits of last year to this year's first half actual exchange rates. The combination of margin improvement and the favourable currency translation impact is expected to result in first half growth in underlying earnings per share of over 30%.

North America

In North America we have had a good first half, benefiting from strong revenue and profit performances in our significant Healthcare and Education businesses. We continue to win good quality new business, including in the first half new contracts with the University of Maryland Baltimore County and Eastern Connecticut State University. In B&I we have seen a reduction in like-for-like volumes, but with good levels of net new business we expect to deliver organic revenue growth of around 3%. Careful management of variable costs should result in a good improvement in overall operating profit. In Sports & Leisure we are seeing a reduction in like-for-like volumes, but again expect to achieve an improvement in operating profit.

Overall, we expect good organic revenue growth of around 4-5% and a further operating margin improvement of around 40 basis points in the first half.

Continental Europe

The picture in Continental Europe is mixed. The B&I businesses in Italy, Germany and parts of Eastern Europe have been affected by the slowdown in the automotive and related industries. The impact of the Christmas / New Year holiday period was particularly pronounced with many large clients introducing extended closures compared with the same period last year. Our Healthcare businesses in France, Belgium and Portugal are all performing well and the oil and gas related business in the Nordic region continues to deliver strong organic revenue growth. Across all areas new business remains encouraging and in the first half we have won an exciting new multi-service contract at Electrolux's Head Office in Sweden and extended our

relationship with Shell providing multi-services across several new countries.

Overall, we expect constant currency revenues to be broadly level with last year. The continued focus on cost efficiency however, should enable us to deliver an improvement in operating margin of around 20 basis points in the first half.

UK

The UK is performing well in a difficult environment. In the B&I and Sports & Leisure sectors, like-for-like volumes are lower than last year. Again, we experienced extended Christmas / New Year closures and also lost some significant revenues due to the bad weather in February. However, like for like revenues in Healthcare, Education and the Defence and Offshore businesses remain strong. Although we have seen some additional site closures in the B&I sector, we are continuing to win new business in all sectors at similar levels to last year. In the first half we have extended our relationship with the National Grid to provide multi-service business and we have recently announced a landmark deal with the Jockey Club to provide foodservices at all 14 of their racecourses.

Overall, we expect revenues to be around 4% lower than last year. The extensive re-structuring of this business over the past two years has enabled us to significantly improve the efficiency of our operations and, despite the difficult economic conditions, we expect to deliver increased operating profit and around 40 basis points of operating margin improvement in the first half.

Rest of the World

In the Rest of the World geographic segment we continue to see very good levels of new business, including in the first half a new contract with Google in Australia and extended our relationship with Walmart in Brazil. The Defence, Offshore and Remote businesses are continuing to perform well as we are benefiting from the better management focus on a smaller number of countries, where we are typically aligned with large and established corporates. Our business in Australia continues to perform well and in Japan we continue to make good progress on improving its operating margins.

We expect organic revenue growth in the first half of around 5%, with an improvement in operating margin of around 70 basis points.

Overheads

Across the entire organisation we are continuing to drive further efficiencies in our above-unit overheads. We have taken extensive actions in the first half and would therefore expect a benefit to flow through in the second half with a further absolute saving in the overheads.

Acquisitions

Since 1 October 2008, we have committed to spend a total of approximately £110m on acquisitions. We have considerably strengthened our ability to offer support services in two key markets, the US and Germany, through the acquisitions of KIMCO for £52m and Plural for £25m. Furthermore, we have continued to expand our foodservice capability in Germany through the acquisition of LPS for a consideration of up to £4m. In the UK, the acquisition of McColls food and retail outlets within UK hospitals for a consideration of up to £19m builds on our ambition to provide additional services to our core markets. We now own 100% of our business in Japan, through the acquisition of the remaining 5% of shares for a cost of £11m.

Full Year Outlook

Against the background of an increasingly difficult economic environment in most of our key countries, we have made good progress in the first half.

Whilst we are expecting economic conditions to remain challenging through the rest of the year, we are confident that our business model will continue to deliver. We have good visibility in our pipeline and as such we are confident in our continued ability to generate new business. Indeed, in times of economic uncertainty, outsourcing is an attractive option. The Group benefits from a very broad spread of business; geographically across 55 countries, across clients, and across multiple sectors and sub sectors. In addition, we have considerable flexibility in the cost base which gives us the ability and capacity to deliver further cost savings. The strength of our cash flow and balance sheet gives us a sound platform from which we will continue to invest in growing the business.

Note to Editors:

(a) Compass Group is the world's largest foodservice company with annual revenues in 2008 of over £11 billion operating in 55 countries. For more information visit www.compass-group.com

(b) MAP (Management and Performance) is a simple, but clearly defined Group operating framework. MAP focuses on five key value drivers,

enabling the businesses to deliver disciplined, profitable growth with the focus more on organic growth and like for like growth.

The five key value drivers are:

MAP 1: Client sales and marketing
MAP 2: Consumer sales and marketing
MAP 3: Cost of food
MAP 4: Unit costs
MAP 5: Above unit overheads

(c) Organic revenue growth, a term used throughout the announcement, is calculated by adjusting for acquisitions (excluding current period acquisitions and including a full period in respect of prior period acquisitions), disposals (excluded from both periods) and exchange rate movements (translating the prior period at current period exchange rates) and compares the current period results against the prior period.

(d) Operating profit, a term used throughout this announcement, includes share of profit of associates and is wholly consistent with the presentation in the Group's 2008 Annual Report and Accounts.

(e) This Press Release contains forward looking statements within the meaning of Section 27A of the Securities Act 1933, as amended, and Section 21E of the Securities Exchange Act 1934, as amended. These statements are subject to a number of risks and uncertainties and actual results and events could differ materially from those currently being anticipated as reflected in such forward looking statements. The terms 'expect', 'should be', 'will be', 'is likely to' and similar expressions identify forward looking statements. Factors which may cause future outcomes to differ from those foreseen in forward looking statements include, but are not limited to: general economic conditions and business conditions in Compass Group's markets; exchange rate fluctuations; customers' and clients' acceptance of its products and services; the actions of competitors; and legislative, fiscal and regulatory developments.

A copy of this release, together with all other recent announcements can be found on Compass Group's website at www.compass-group.com. Copies of the presentation given to institutional investors and analysts are also available at this site.

Enquiries:

Investors / Analysts	Andrew Martin / Sarah John	+44 (0) 1932 573000

Media	Chris King	+44 (0) 1932 573116
Website:	www.compass-group.com	

This information is provided by RNS
The company news service from the London Stock Exchange

END

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COMPASS
GROUP

82-5161

III REPORTS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

None this period.

COMPASS
GROUP

82-5161

IV INFORMATION FILED AT COMPANIES HOUSE IN THE UNITED KINGDOM

82-5161

G

CHWP000

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

RECEIVED
2009 APR 13 P 12:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

THREE THOUSAND POUNDS B 26 2 09

FIFTY POUNDS S 26 2 09

ONE HUNDRED POUNDS O 26 2 09

TWO HUNDRED POUNDS X 26 2 09

FIVE HUNDRED POUNDS V 26 2 09

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please write in the space below. For Inland Revenue use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4083914

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	75,000	75,000	75,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	6 February 2009	13 February 2009	16 February 2009
Maximum prices paid § for each share	332.6600	348.8900	344.7100
Minimum prices paid § for each share	332.6600	348.8900	344.7100

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 769,695.00
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 3,850.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed A.V. Derham. Designation ‡ Deputy Company Secretary Date 24/2/2009

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)
General Section
Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

   London Stamp Office
   Ground Floor
   South West Wing
   Bush House
   Strand
   London
   WC2B 4QN

   Tel: 020 7438 7252/7452

   Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

   NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

   For companies registered in:

   England or Wales:

   The Registrar of Companies
   Companies House
   Crown Way
   Cardiff CF14 3UZ

   DX: 33050 Cardiff

   Scotland:

   The Registrar of Companies
   Companies House
   37 Castle Terrace
   Edinburgh EH1 2EB

   DX: 235 Edinburgh

   or LP - 4 Edinburgh 2

82-5161

G

CHWP000

COMPANIES FORM No. 169

Return by a company purchasing its own shares

RECEIVED
2009 APR 13 P 12:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

169

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4083914

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above as follows:

Class of shares	Ordinary	Ordinary	Ordi
Number of shares purchased	75,000	75,000	75,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	17 February 2009	18 February 2009	19 February 2009
Maximum prices paid § for each share	333.6600	334.8200	329.5400
Minimum prices paid § for each share	333.6600	334.8200	329.5400

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 748,515.00
Stamp Duty is payable on the aggregate amount at the rate of $^1/_2$% rounded up to the nearest multiple of £5	£ 3,745.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Deputy Company Secretary Date 24/2/2009

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)
General Section | Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

   London Stamp Office
   Ground Floor
   South West Wing
   Bush House
   Strand
   London
   WC2B 4QN

   Tel: 020 7438 7252/7452

   Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

   NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

   For companies registered in:

   England or Wales:

   The Registrar of Companies
   Companies House
   Crown Way
   Cardiff CF14 3UZ

   DX: 33050 Cardiff

   Scotland:

   The Registrar of Companies
   Companies House
   37 Castle Terrace
   Edinburgh EH1 2EB

   DX: 235 Edinburgh

   or LP - 4 Edinburgh 2

82-5161

RECEIVED

2009 APR 13 P 12:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	23	02	2009	27	02	2009

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	1,910	20,000	32,100
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£1.792	£2.10	£2.2925

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	23	02	2009	27	02	2009

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	1,034	12,950	
Nominal value of each share	£0.10	£0.10	
Amount (if any) paid or due on each share (including any share premium)	£2.668	£2.925	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

82-5161

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Cazenove Nominees Limited Address: Participant ID: 142 CN, Designation: ESOS, 20 Moorgate, London UK Postcode: EC2R 6DA	Class of shares allotted: Ordinary	Number allotted: 64,498
Name(s): Miss Charlotte Mary Jaccard Address: 29 Danebury Walk, Frimley, Camberley, Surrey UK Postcode: GU16 8XU	Class of shares allotted: Ordinary	Number allotted: 1,250
Name(s): Mrs Judith Greenhow Address: 62 Eskdale Avenue, Carlisle UK Postcode: CA2 5QY	Class of shares allotted: Ordinary	Number allotted: 2,246
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed: MJWolhu (signature) Date: 28/2/09

~~** A director /~~ secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Secretariat,
Compass Group PLC, Compass House, Guildford Street,
Chertsey, Surrey, KT16 9BQ Tel 01932 574225
DX number DX exchange

82-5161

G

CHWP000

Please do not write in this margin

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use | Company number
83914

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	75,000	75,000	75,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	20 February 2009	23 February 2009	24 February 2009
Maximum prices paid § for each share	323.8000	319.6200	321.8600
Minimum prices paid § for each share	323.8000	319.6200	321.8600

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 723,960.00
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 3,620.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Company Secretary Date 3/3/09

Presenter's name address and reference (if any) :

Carol Lancefield
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)
General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

    London Stamp Office
    Ground Floor
    South West Wing
    Bush House
    Strand
    London
    WC2B 4QN

    Tel: 020 7438 7252/7452

    Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

    NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

    For companies registered in:

    England or Wales:

    The Registrar of Companies
    Companies House
    Crown Way
    Cardiff CF14 3UZ

    DX: 33050 Cardiff

    Scotland:

    The Registrar of Companies
    Companies House
    37 Castle Terrace
    Edinburgh EH1 2EB

    DX: 235 Edinburgh

    or LP - 4 Edinburgh 2

82-5161

G

CHWP000

Please do not write in this margin

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	75,000	75,000	75,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	25 February 2009	26 February 2009	27 February 2009
Maximum prices paid § for each share	312.8600	306.5600	298.6900
Minimum prices paid § for each share	312.8600	306.5600	298.6900

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 688,582.50
Stamp Duty is payable on the aggregate amount at the rate of $\frac{1}{2}$% rounded up to the nearest multiple of £5	£ 3,445.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Company Secretary Date 3/3/2009

Presenter's name address and reference (if any) :

Carol Lancefield
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)
General Section

Post room

RECEIVED
2009 APR 13 P 12:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

   London Stamp Office
   Ground Floor
   South West Wing
   Bush House
   Strand
   London
   WC2B 4QN

   Tel: 020 7438 7252/7452

   Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

   NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

   For companies registered in:

   England or Wales:

   The Registrar of Companies
   Companies House
   Crown Way
   Cardiff CF14 3UZ

   DX: 33050 Cardiff

   Scotland:

   The Registrar of Companies
   Companies House
   37 Castle Terrace
   Edinburgh EH1 2EB

   DX: 235 Edinburgh

   or LP - 4 Edinburgh 2

82-5161

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use | Company number

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	75,000	75,000	75,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	2 March 2009	3 March 2009	4 March 2009
Maximum prices paid § for each share	304.5900	301.2700	304.5600
Minimum prices paid § for each share	304.5900	301.2700	304.5600

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 682,815.00
Stamp Duty is payable on the aggregate amount at the rate of $1/2$% rounded up to the nearest multiple of £5	£ 3,415.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Company Secretary Date 5/3/09

Presenter's name address and reference (if any) :

Carol Lancefield
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)
General Section | Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

   London Stamp Office
   Ground Floor
   South West Wing
   Bush House
   Strand
   London
   WC2B 4QN

   Tel: 020 7438 7252/7452

   Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

   NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

   For companies registered in:

   England or Wales:

   The Registrar of Companies
   Companies House
   Crown Way
   Cardiff CF14 3UZ

   DX: 33050 Cardiff

   Scotland:

   The Registrar of Companies
   Companies House
   37 Castle Terrace
   Edinburgh EH1 2EB

   DX: 235 Edinburgh

   or LP - 4 Edinburgh 2

82-5161

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

RECEIVED
2009 APR 13 P 12:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use | Company number

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	75,000	75,000	75,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	5 March 2009	6 March 2009	9 March 2009
Maximum prices paid § for each share	309.1600	297.1500	292.300
Minimum prices paid § for each share	309.1600	297.1500	292.300

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 673,957.50
Stamp Duty is payable on the aggregate amount at the rate of $^1/_2$% rounded up to the nearest multiple of £5	£ 3,370.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Company Secretary Date 5/3/09

Presenter's name address and reference (if any) :

Carol Lancefield
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)
General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

   London Stamp Office
   Ground Floor
   South West Wing
   Bush House
   Strand
   London
   WC2B 4QN

   Tel: 020 7438 7252/7452

   Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

   NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

   For companies registered in:

   England or Wales:

   The Registrar of Companies
   Companies House
   Crown Way
   Cardiff CF14 3UZ

   DX: 33050 Cardiff

   Scotland:

   The Registrar of Companies
   Companies House
   37 Castle Terrace
   Edinburgh EH1 2EB

   DX: 235 Edinburgh

   or LP - 4 Edinburgh 2

Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	02 / 03 / 2009	06 / 03 / 2009

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	9,410	850	940
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£1.792	£2.2925	£2.902

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Cazenove Nominees Limited	Class of shares allotted	Number allotted
Address: Participant ID: 142 CN, Designation: ESOS, 20 Moorgate, London	Ordinary	2,254
UK Postcode: EC2R 6DA		
Name(s): HSDL Nominees Limited	Class of shares allotted	Number allotted
Address: Participant ID 33x24, Trinity Road, Halifax	Ordinary	845
UK Postcode: HX1 2RG		
Name(s): Miss Julie Knowles	Class of shares allotted	Number allotted
Address: 213 Portway, Wythenshawe, Manchester	Ordinary	166
UK Postcode: M22 1SL		
Name(s): Please see attached additional schedule of allottees.	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form: +1

Signed [signature] Date 10 March 2009

** ~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Secretariat,
Compass Group PLC, Compass House, Guildford Street,
Chertsey, Surrey, KT16 9BQ Tel 01932 574225
DX number DX exchange

Names and addresses of the allottees

Shareholder Details	Class of shares allotted	Number of shares allotted
Anna-Maria Mack Amselweg 21 70794 Filderstadt Germany	Ordinary	137
Mrs Alison Jeanette Etchells 34 Hatch Road, Stratton, Swindon, SN3 4XY	Ordinary	6,212
Mr Bernard Gantley 56 Brodie Avenue, Mossley Hill, Liverpool, L18 4PB	Ordinary	1,586

Chy

G

CHWP000

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

RECEIVED
2009 APR 13 P 12:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4083914

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

§ A private company is not required to give this information

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	75,000	75,000	75,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	13 March 2009	16 March 2009	17 March 2009
Maximum prices paid § for each share	297.6000	306.2700	300.6300
Minimum prices paid § for each share	297.6000	306.2700	300.6300

The aggregate amount paid by the company for the shares to which this return relates was:	£ 678,375.00
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 3,395.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Company Secretary Date 13/3/09

Presenter's name address and reference (if any) :

Carol Lancefield
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)
General Section
Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

   London Stamp Office
   Ground Floor
   South West Wing
   Bush House
   Strand
   London
   WC2B 4QN

   Tel: 020 7438 7252/7452

   Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

   NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

   For companies registered in:

   England or Wales:

   The Registrar of Companies
   Companies House
   Crown Way
   Cardiff CF14 3UZ

   DX: 33050 Cardiff

   Scotland:

   The Registrar of Companies
   Companies House
   37 Castle Terrace
   Edinburgh EH1 2EB

   DX: 235 Edinburgh

   or LP - 4 Edinburgh 2

G

CHWP000

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

RECEIVED

2009 APR 13 P 12:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4083914

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

§ A private company is not required to give this information

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	75,000	75,000	75,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	10 March 2009	11 March 2009	12 March 2009
Maximum prices paid § for each share	284.8100	287.2000	292.4700
Minimum prices paid § for each share	284.8100	287.2000	292.4700

The aggregate amount paid by the company for the shares to which this return relates was:	£ 648,360.00
Stamp Duty is payable on the aggregate amount at the rate of $^1/_2$% rounded up to the nearest multiple of £5	£ 3,245.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Company Secretary Date 13/3/09

Presenter's name address and reference (if any) :

Carol Lancefield
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)
General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

   London Stamp Office
   Ground Floor
   South West Wing
   Bush House
   Strand
   London
   WC2B 4QN

   Tel: 020 7438 7252/7452

   Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

   NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

   For companies registered in:

   England or Wales:

   The Registrar of Companies
   Companies House
   Crown Way
   Cardiff CF14 3UZ

   DX: 33050 Cardiff

   Scotland:

   The Registrar of Companies
   Companies House
   37 Castle Terrace
   Edinburgh EH1 2EB

   DX: 235 Edinburgh

   or LP - 4 Edinburgh 2

82-5161

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

RECEIVED
2009 APR 13 P 12:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4083914

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

§ A private company is not required to give this information

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	75,000	75,000	75,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	23 March 2009	24 March 2009	25 March 2009
Maximum prices paid § for each share	302.2800	292.8900	293.6100
Minimum prices paid § for each share	302.2800	292.8900	293.6100

The aggregate amount paid by the company for the shares to which this return relates was:	£ 666,585.00
Stamp Duty is payable on the aggregate amount at the rate of $^{1}/_{2}$% rounded up to the nearest multiple of £5	£ 3,335.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Company Secretary Date 23/3/09

Presenter's name address and reference (if any) :

Carol Lancefield
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)
General Section | Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

   London Stamp Office
   Ground Floor
   South West Wing
   Bush House
   Strand
   London
   WC2B 4QN

   Tel: 020 7438 7252/7452

   Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

   NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

   For companies registered in:

   England or Wales:

   The Registrar of Companies
   Companies House
   Crown Way
   Cardiff CF14 3UZ

   DX: 33050 Cardiff

   Scotland:

   The Registrar of Companies
   Companies House
   37 Castle Terrace
   Edinburgh EH1 2EB

   DX: 235 Edinburgh

   or LP - 4 Edinburgh 2

82-5161

RECEIVED
2009 APR 13 P 12:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	09	03	2009	13	03	2009

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	840	18,000	1,250
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£1.792	£2.10	£2.2925

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

ay

Companies House — for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	09	03	2009	13	03	2009

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	1,269		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share (including any share premium)	£2.902		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted: Class of shares allotted	Number allotted
Name(s): Cazenove Nominees Limited Address: Participant ID: 142 CN, Designation: ESOS, 20 Moorgate, London UK Postcode EC2R 6DA	Ordinary	20,939
Name(s): Mr Rudolph Assmann Address: Auf Dem Bubenberg 29 A, 65346 Eltville, Germany UK Postcode	Ordinary	420
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed MWWh **Date** 13/3/09

** ~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

*** Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Secretariat,
Compass Group PLC, Compass House, Guildford Street,
Chertsey, Surrey, KT16 9BQ Tel 01932 574225
DX number DX exchange

Ay

Companies House — for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	16 03 2009	20 03 2009

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	1,539	11,480	32,700
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£1.792	£2.10	£2.2925

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Companies House — for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	16 03 2009	20 03 2009

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	456	5,550	
Nominal value of each share	£0.10	£0.10	
Amount (if any) paid or due on each share (including any share premium)	£2.902	£.925	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Names and addresses of the allottees

82-5161

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted: Class of shares allotted	Shares and share class allotted: Number allotted
Name(s): Cazenove Nominees Limited Address: Participant ID: 142 CN, Designation: ESOS, 20 Moorgate, London UK Postcode: EC2R 6DA	Ordinary	50,656
Name(s): John Kivlehan Address: Freiherr Vom Stein Strasse 46, 60323 Frankfurt, Germany UK Postcode:	Ordinary	840
Name(s): Tamara Diel Address: Heinrich Plett Strasse 67, 34132 Kassel, Germany UK Postcode:	Ordinary	229
Name(s): Address: UK Postcode:		
Name(s): Address: UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 20/3/09

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement~~ supervisor

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Secretariat,
Compass Group PLC, Compass House, Guildford Street,
Chertsey, Surrey, KT16 9BQ Tel 01932 574225
DX number DX exchange

82-5161

G

CHWP000

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (Address overleaf)

For official use

Company number: 4083914

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	75,000	75,000	75,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	18 March 2009	19 March 2009	20 March 2009
Maximum prices paid § for each share	307.7800	315.0500	302.8300
Minimum prices paid § for each share	307.7800	315.0500	302.8300

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 694,245.00
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 3,475.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Company Secretary Date 23/3/09

Presenter's name address and reference (if any) :

Carol Lancefield
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)
General Section | Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

   London Stamp Office
   Ground Floor
   South West Wing
   Bush House
   Strand
   London
   WC2B 4QN

   Tel: 020 7438 7252/7452

   Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

   NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

   For companies registered in:

   England or Wales:

   The Registrar of Companies
   Companies House
   Crown Way
   Cardiff CF14 3UZ

   DX: 33050 Cardiff

   Scotland:

   The Registrar of Companies
   Companies House
   37 Castle Terrace
   Edinburgh EH1 2EB

   DX: 235 Edinburgh

   or LP - 4 Edinburgh 2